UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:	SunGard: 000-53653
SunGard Capital Corp. II: 000-53654

SunGard

SunGard Capital Corp. II

(Exact name of registrants as specified in their charters)

680 East Swedesford Road

Wayne, Pennsylvania 19087

(484) 582-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Restricted Stock Units Granting Conditional Rights to Units Consisting of:

Class A Common Stock of SunGard, par value $0.001 per share,

Class L Common Stock of SunGard, par value $0.001 per share, and

Preferred Stock of SunGard Capital Corp. II, par value $0.001 per share.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Zero, with respect to SunGard Common Stock Zero, with respect to SunGard Capital Corp. II Preferred Stock

Pursuant to the requirements of the Securities Exchange Act of 1934, each of SunGard and SunGard Capital Corp. II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUNGARD SUNGARD CAPITAL CORP. II

Date: November 30, 2015	By: /s/ Victoria E. Silbey
	Name:	Victoria E. Silbey
	Title:	Senior Vice President—Legal and Chief Legal Officer